                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                               Aurora Foods Inc.
                      -----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
            ------------------------------------------------------
                         (Title of Class of Securities)


                                   05164B 10 6
                              -------------------
                                 (CUSIP Number)


                              December 31, 2000
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                       [ ] Rule 13d-1(b)

                                       [ ] Rule 13d-1(c)

                                       [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 ----------------------------                             ---------------------
 CUSIP No. 832682 10 8                   13G                Page 2 of 10 Pages
           -----------
 ----------------------------                             ---------------------

---------- ---------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           UBS Capital LLC
---------- ---------------------------------------------------------------------
                                                             (a)      [_]

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                             (b)      [_]
---------- ---------------------------------------------------------------------
   3.      SEC USE ONLY

---------- ---------------------------------------------------------------------
   4.      CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York
---------- ---------------------------------------------------------------------
                             5.    SOLE VOTING POWER    4,795,706
        NUMBER OF
         SHARES            ------- ---------------------------------------------
      BENEFICIALLY           6.    SHARED VOTING POWER
        OWNED BY                            0
          EACH             ------- ---------------------------------------------
        REPORTING            7.    SOLE DISPOSITIVE POWER   4,795,706
         PERSON
          WITH             ------- ---------------------------------------------
                             8.    SHARED DISPOSITIVE POWER
                                            0
---------- ---------------------------------------------------------------------
   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,795,706
---------- ---------------------------------------------------------------------
   10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*
---------- ---------------------------------------------------------------------
   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)      6.4%

---------- ---------------------------------------------------------------------
   12.     TYPE OF REPORTING PERSON*
                             OO
---------- ---------------------------------------------------------------------

                                 Page 2 of 10
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Item 1(a).  Name of Issuer

       The name of the issuer to which Amendment Number 2 to Schedule 13G relates Aurora Foods, Inc. (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices

       The principal executive offices of the Company are located at 1000 Union Station, Suite 300, St. Louis, Missouri 63103.

Item 2(a).  Name of Person Filing

       This Statement is being filed on behalf of UBS Capital LLC ("UBS").

       UBS is a wholly-owned indirect subsidiary of UBS AG (f/k/a Union Bank of Switzerland).

Item 2(b).  Address of Principal Business Office or, if none, Residence

       The principal business address of UBS is 299 Park Avenue, 34th Floor, New York, NY 10171.

Item 2(c).  Citizenship

       UBS is organized under the laws of the State of New York.

       Item 2(d).   Title of Class of Securities

       The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share ("Common Stock").


Item 2(e).  CUSIP Number

       The CUSIP number of the Company's Common Stock is 05164B 10 6.


Item 3. If this statement is filed pursuant to (S)(S) 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (15 U.S.C. 78c).
                                 Page 3 of 10
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(d) [ ] Investment company registered under section 8 of the Investment Company
        Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with (S) 13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with
        (S) 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with
        (S) 240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with (S) 240.13d-1(b)(1)(ii)(J).
    [ ] If this statement is filed pursuant to (S) 240.13d-1(c), check this box.

Item 4.  Ownership
Item 4(a).  Amount beneficially owned

       As of December 31, 2000 UBS owned shares representing 4,795,706 shares of Common Stock of the Company, consisting of 4,259,390 shares of Common Stock of the Company and shares of Series A Cumulative Convertible Preferred Stock ("Series A Stock") convertible into approximately 536,316 shares of Common Stock of the Company. The Common Stock equivalent of the Series A Stock is calculated by dividing the sum of (a) the initial price of the Series A Stock and (b) all accumulated dividends and any accrued and unpaid dividends since the last payment date by the conversion price; the number of shares of Common Stock into which the Series A Stock held by UBS converts, estimated above, assumes no accumulated dividends and no accrued but unpaid dividends as well as the initial conversion price of $3.35 per share of Series A Stock. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

       As a party to an amendment, made September 19, 2000 (the "Amendment") to the Securityholders Agreement with the Company, dated as of April 8, 1998, as amended June 30, 1999, February 18, 2000 and September 19, 2000 (the "Agreement"), UBS could be deemed to be acting as a group with the other parties to the Amendment, and could therefore be deemed to beneficially own the securities held by other parties to the Amendment. Such parties include Fenway Partners Capital Fund, L.P., FPIP LLC, FPIP Trust, LLC, McCown DeLeeuw & Co. III, L.P., McCown DeLeeuw & Co. III (Europe), L.P., McCown DeLeeuw & Co. III
(Asia), L.P., Gamma Fund LLC, McCown DeLeeuw & Co. IV, L.P., McCown DeLeeuw & Co. IV Associates, L.P., Delta Fund LLC and Gloriande (Luxemberg) S.A.R.L. UBS disclaims beneficial ownership of all shares held by such parties. Additionally, by virtue of being a party to the Securityholders Agreement, UBS could be deemed to be acting as a group with the other parties to the Agreement. Such parties are as disclosed in amendment Number 1 to the Schedule 13G dated December 31, 1999, and filed February 14, 2000 in connection with holdings of the Common Stock of the Company. UBS disclaims beneficial ownership of all shares held by such persons.

                                 Page 4 of 10
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Item 4(b).  Percent of Class

       As of the close of business on December 31, 2000, UBS owned 6.4% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned is based upon 73,893,108 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of November 10, 2000 based on representations made by the Company in its amended quarterly report for the quarterly period ended September 30, 2000, filed with the Commission on November 14, 2000.


Item 4(c). Number of shares as to which such person has:

    (i) sole power to vote or to direct the vote: Incorporated by reference from item 5 of the Cover Page.

    (ii) shared power to vote or to direct the vote: Incorporated by reference from item 6 of the Cover Page.

    (iii) sole power to dispose or to direct the disposition of: Incorporated by reference from item 7 of the Cover Page.

    (iv) shared power to dispose or to direct the disposition of: Incorporated by reference from item 8 of the Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group
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            See Item 4(a).


Item 9.  Notice of Dissolution of Group

            Not Applicable.
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Item 10. Certification

       By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:   February 14, 2001

                                         UBS CAPITAL, LLC

                                                 By:  /s/ Louis Eber
                                                    ----------------------------
                                                          Name: Louis Eber
                                                          Title: Executive
                                                                 Director


                                                 By:  /s/ Sandra Costin
                                                    ----------------------------
                                                          Name: Sandra Costin
                                                          Title: Director